Lipella Pharmaceuticals Inc.

7800 Susquehanna St., Suite 505

Pittsburgh, Pennsylvania 15208

December 8, 2022

Via EDGAR

Jason Drory

Anne Parker

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lipella Pharmaceuticals Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 28, 2022
File No. 333-266397

Dear Sir and Madam:

This letter responds to the letter, dated December 5, 2022, received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) regarding the abovementioned Amendment No. 2 to Registration Statement on Form S-1, filed on November 28, 2022 (the “Registration Statement”) by Lipella Pharmaceuticals Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s comments are restated below in bold text, with each comment followed by our response. We are concurrently filing with this letter Amendment No. 3 to Registration Statement (“Amendment No. 3”). Capitalized terms used, but not defined, in this letter have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1 filed November 28, 2022

Cover Page

1.

Please clarify whether the term “Offering” as used in this filing refers to both the Stockholder Shares and the IPO Shares. If the term “Offering” also includes the Stockholder Shares, please clarify the following:

●      On the cover page, you state that “the sales price to the public by the Selling Stockholders is fixed at the initial public offering price per share for the duration of this Offering” (emphasis added). You also state the Selling Stockholders “may sell the Stockholder Shares through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.” Explain whether the Selling Stockholders will sell their shares at the fixed initial public offering price, or at prevailing market prices or some other price.

●      On the cover page, you state that “the Stockholder Shares by the Selling Stockholders will terminate at such time as all of the Common Stock has been sold pursuant to the registration statement.” On page 94, you state that “Following the expiration or termination of this Offering, at any time a particular offer of the Stockholder Shares covered by this prospectus is made, a prospectus supplement, if required, will be distributed…Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the Stockholder Shares covered by this prospectus.” Please explain whether there would be offers and sales of the Stockholder Shares pursuant to this registration statement after the expiration or termination of the Offering.

In response to the Staff’s comment, we have revised the prospectus cover page, page 94 and other disclosure throughout Amendment No. 3 accordingly, in order to further clarify how each of the IPO Shares and the Stockholder Shares will be offered and sold pursuant to the Registration Statement.

Recent Developments, page 4

2.	We note that on November 10, 2022, your Board adopted, and recommended to your stockholder to adopt, the Board's intention to effect a reverse stock split immediately following the pricing of the Offering. We also note that as disclosed on page 8 that the Company anticipates that it will effect a reverse stock split prior on or after the date on which the registration statement of which this prospectus forms a part is declared effective by the SEC, but in no event later than the pricing of this Offering. Please clarify whether or not the reverse stock split will occur prior to effectiveness. If so, please note you must revise the financial statements in your filing to retroactively present the stock split consistent with the guidance in ASC 260-10-55-12 and ASC 505-10-S99-4 (SAB Topic 4C) and have your auditors dual date their report for the impact of the stock split. If the stock split will occur after effectiveness, please disclose in your Recent Developments section the pro forma impact on your loss per share computations. In doing so, please also address the impact of the conversion of your Series A Preferred Stock on your loss per share.

In response to the Staff’s comment, the Company currently anticipates that such reverse stock split will occur after the Registration Statement is declared effective by the SEC and we have revised pages 4 and 8 of Amendment No. 3 accordingly.

Capitalization, page 41

3.	Please explain to us how your September 30, 2022 actual total capitalization of $(14,000) was calculated.

In response to the Staff’s comment, we have revised page 40 of Amendment No. 3 accordingly.

Plan of Distribution, page 94

4.	Please disclose how you and the distribution participants, including the Selling Stockholder, will comply with Regulation M.

In response to the Staff’s comment, we have revised page 92 of Amendment No. 3 accordingly.

Unaudited Interim Condensed Consolidated Financial Statements Note 15. Subsequent Events, page F-36

5.        Please refer to Rule 11-02(a)(12)(i) of Regulation S-X and remove the presentation of the unaudited pro forma basic and diluted net loss per share attributable to holders of common stock.

In response to the Staff’s comment, we have revised page F-36 of Amendment No. 3 accordingly.

General

6.	We note your response to prior comment 2 and reissue in part. While we note that you have filed the Young Agreement as Exhibit 10.19, you do not appear to describe the material terms of the Young Agreement in your registration statement. Please revise your disclosure to describe the material terms of the agreement.

In response to the Staff’s comment, we have revised page 80 of Amendment No. 3 accordingly

If you have any questions or require additional information, please contact the Company’s counsel, David E. Danovitch at (212) 660-3060 or at ddanovitch@sullivanlaw.com, Benjamin Armour at (617) 338-2423 or at barmour@sullivanlaw.com, or Michael DeDonato at (212) 660-3038 or at mdedonato@sullivanlaw.com, of Sullivan & Worcester LLP.

Sincerely,

Lipella Pharmaceuticals Inc.

By:	/s/ Jonathan Kaufman
Name: Jonathan Kaufman
Title: Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP
Benjamin Armour, Esq., Sullivan & Worcester LLP
Michael DeDonato, Esq., Sullivan & Worcester LLP